Dehaier Medical Systems Limited

March 25, 2010

VIA EDGAR

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited

Registration Statement on Form S-1, as amended

File Number 333-163041

Dear Mr. Morris:

On behalf of Dehaier Medical Systems Limited (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for March 26, 2010 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Anthony W. Basch at Kaufman & Canoles, our counsel, who can be reached by phone at (804) 771-5725 or by fax at (804) 771-5777.

Very truly yours,

DEHAIER MEDICAL SYSTEMS LIMITED

/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer)

March 25, 2010

VIA EDGAR

Daniel Morris, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dehaier Medical Systems Limited
Registration Statement on Form S-1, as amended
File Number 333-163041

Dear Mr. Morris:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as the placement agent for the above-captioned proposed offering, joins the acceleration request of Dehaier Medical Systems Limited and hereby requests acceleration of the effective date of the above-captioned Registration Statement to 5:00p.m., Eastern Daylight Time, on March 26, 2010 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•

should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

A copy of a letter from the Financial Industry Regulatory Authority (“FINRA”) dated March 17, 2010, to the effect that FINRA has no objection to the underwriting compensation arrangements, is attached.

Copies of the Preliminary Prospectus dated March 22, 2010 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. The undersigned will comply with Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned expects to distribute approximately the following number of copies of the Preliminary Prospectus dated March 22, 2010:

Anderson & Strudwick, Inc. (Internal Use)	25
Individuals, corporations and other entities	2,200

2,225

Sincerely,

ANDERSON & STRUDWICK, INCORPORATED

By:	/s/ L. McCarthy Downs III
L. McCarthy Downs III
Senior Vice President

2

SEC or Other Reviewing Authority Filing Date: November 12, 2009

Type of Notification: No Objections	Date of Notice: March 17, 2010

FINRA Clearance Date: March 04, 2010

Department Telephone Number: 240-386-4623

First Reviewer: Sandra Larranaga

Second Reviewer: Gabriela Aguero

Participating Member(s):

•	Anderson & Strudwick, Incorporated

Distribution Method: Best Efforts	Offering Class: Corporate Equity
Offering Type: 5110	SEC #: 333-163041 CIK #: 0001474627
Attention: Zachary B. Ring	Firm Name: Kaufman & Canoles, P.C.

Documents Reviewed:

SEC Filed Documents:

Filing Date	Document Name	Amendment Number
• 3/15/2010	Pre-Effective Amendment with Exhibits	6

• 3/4/2010	Pre-Effective Amendment with Exhibits	5

• 2/16/2010	Pre-Effective Amendment with Exhibits	4

• 2/5/2010	Pre-Effective Amendment with Exhibits	3

• 1/20/2010	Pre-Effective Amendment with Exhibits	2

• 12/23/2009	Pre-Effective Amendment with Exhibits	1

• 11/12/2009	Registration Statement with Exhibits

Non SEC Filed Documents:

Filing Date	Document Name	Amendment Number
•3/17/2010	Executed Engagement ltr amendment.pdf

•3/15/2010	6A redline.doc

•3/5/2010	DHRM_First_Amendment_to_Engagement_Letter_(revised_3-5)[1].DOC

•3/4/2010	5th Amendment Redline.doc

•3/4/2010	DHRM First Amendment to Engagement Letter (revised 3-4).DOC

•3/3/2010	DHRM First Amendment to Engagement Letter (revised).DOC

•2/17/2010	DHRM redline 4A against 3A.doc

•2/5/2010	Dehaier 3rd Amendment Redline.doc

•1/26/2010	DHRM First Amendment to Engagement Letter.DOC

•1/20/2010	DHRM Redline - Amendment 1 vs Amendment 2.doc

•1/20/2010	Dehaier Amended Form Lock Up.doc

•12/23/2009	Response to FINRA Comments 12-23-09.pdf

•12/22/2009	Dehaier Escrow Agreement.doc

•12/22/2009	Dehaier Engagement Letter 8-19-09.pdf

•11/12/2009	Dehaier Form PA Lock-Up.doc

•11/12/2009	Dehaier Form Warrant Agreement.DOC

•11/12/2009	Dehaier Form Lock-up.doc

•11/12/2009	Dehaier Form Placement Agreement.doc

•11/12/2009	Dehaier Engagement Letter 10-24-09.pdf

This will confirm that based on the information contained in the above documents, the Department decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.

You should note that the Department also requires any amendments to the above documents, including a specific notification as to any change(s) in the public offering price and/or number of shares prior to or at the time of pricing and a copy of the final prospectus to be filed on a timely basis for review. If such amendments or prospectus indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department’s determination.

This is an advisory opinion of the Department’s staff based on the information as presented to FINRA in connection with this offering. This opinion should not be deemed a precedent with respect to the fairness and reasonableness of the terms and arrangements of any other offering. This opinion relates solely to the NASD rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with other NASD statutory or regulatory requirements.